Mail Stop 3561

August 11, 2009

Richard T. Carucci
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re: YUM! Brands, Inc.**
> **File No. 001-13163**
> **Form 10-K: For the fiscal year ended December 27, 2008**

Dear Mr. Carucci:

We have reviewed the above referenced filing and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 27, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Restaurants and Margins, page 37

1. We note that your MD&A discussion regarding restaurant expenses focuses primarily on the change in each segment's restaurant margin as a percentage of sales. However, due to the year-to-year changes in the number of restaurant units owned by your segments as a result of "new builds," "acquisitions,"

"refranchising," "closures," and other transactions, we believe that your disclosure may be more meaningful to investors if your segments' restaurant expenses were also analyzed and discussed based upon the absolute amounts that have been recognized. We believe that this will allow readers to more easily ascertain the extent to which changes have resulted from "Restaurant Unit Activity" versus changes in items such as commodity unit costs, labor rates, and lease expense. In addition, we believe that a discussion of costs on an absolute basis will facilitate further quantification of the impact that specific items have had on your company's reported costs. Therefore, please revise your MD&A disclosure to also provide a year-over-year comparative discussion of the absolute amount of costs incurred for each material expense type recognized by your segments. In addition, please provide your proposed disclosure as part of your response.

2. We note that your MD&A disclosure does not discuss the general and administrative costs recognized by each of your segments on a separate basis. However, given that certain general and administrative costs are included in your computation of each segment's measure of profit or loss, we believe that separate discussions of the absolute amount of general and administrative expense recognized by each segment would be appropriate. Please revise your MD&A disclosure accordingly, or advise.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 48

3. We note from your disclosure that two of your company's international reporting units have experienced deteriorating operating performance over the past few years. We note further that the goodwill attributable to those two reporting units was $100 million and $36 million as of the end of fiscal year 2008. Based upon your disclosure, you have determined that goodwill was not impaired as of the end of fiscal year 2008, as you believe that (i) the decline in the operating performance of the two international reporting units is temporary and (ii) the reporting units' operating performance will turn around. In this regard, please tell us the date(s) of your most recent impairment tests related to these reporting units and how you measured fair value – including, the significant assumptions applied in your impairment analyses. Specifically, describe why you believe the reporting units' results will "turn around" and when you expect this to occur. In addition, tell us how long these reporting units have experienced deteriorating operating performance and provide us with the both the expected and the actual results of the reporting units for each of the last two fiscal years and the most recent interim period.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 60

4. We note that a substantial portion of your company's revenue and operating
    income is generated from foreign operations. Furthermore, we note that a
    significant portion of your company's identifiable assets appeared to be reported
    by your foreign reportable segments. In this regard, please expand your
    disclosure in Note 2 to your financial statements to discuss your accounting
    policies regarding (i) the translation of your foreign subsidiaries' financial
    statements into your reporting currency and (ii) the recognition of foreign
    currency translation and transaction gains and losses. In addition, expand your
    financial statements or the accompanying footnotes to provide all of the
    information required to be disclosed pursuant to paragraphs 30 and 31 of SFAS
    No. 52.

Note 21 – Contingencies

Insurance Programs, page 99

5. Based upon your footnote disclosure, we note that your company self-insures a
    substantial portion of its property and casualty losses, as well as healthcare claims
    and long-term disability for eligible participating employees in the U.S. and
    certain other countries. We note from your disclosure in MD&A that higher
    property and casualty expense for fiscal year 2008 resulted in a $30 million
    unfavorable impact to your fiscal year 2008 U.S. restaurant profit, as compared to
    fiscal year 2007. Similarly, lower property and casualty self insurance expense
    for fiscal year 2007 favorably impacted your company's fiscal year 2007 U.S.
    restaurant profit, as compared to fiscal year 2006. Given the volatility and degree
    of judgment associated with your self-insurance reserves, we believe that you
    should (i) expand your footnote disclosure to include a roll-forward that presents
    the changes in your self-insurance reserve balance for each period that you are
    required to provide an audited income statement and/or (ii) disclose information
    related to the changes in your self insurance reserves in Schedule II. Refer to
    Rules 5-04(a)(2) and 12-09 of Regulation S-X for further guidance. In addition,
    please consider whether similar information should be disclosed in your interim
    period reports on Form 10-Q.

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    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filings to be certain that the filings include all information required

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief